Exhibit 99.5

Disclaimer

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Greencore Group plc (“Greencore”) ordinary shares referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Greencore ordinary shares are intended to be made available within the United States in connection with the merger described herein pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of a non-U.S. company. The merger is subject to disclosure and procedural requirements of Ireland and the United Kingdom, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Greencore and Northern Foods plc are located in Ireland and the United Kingdom, respectively, and some or all of their officers and directors may be residents of Ireland , the United Kingdom or other foreign countries. You may not be able to sue a non-U.S. company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

17 November 2010

DIRECTORS’ REPORT

MERGER BETWEEN GREENCORE GROUP AND NORTHERN FOODS TO CREATE ESSENTA FOODS

1.	Introduction

On 17 November 2010 the Boards of Greencore Group plc and Northern Foods plc, two of the leading food manufacturers in the UK and Ireland, announced that they had reached agreement on the terms of a recommended merger of equals to create Essenta Foods.

The Merger, which will be effected under the European cross-border mergers regime, will be carried out as a "merger by absorption" for the purposes of the UK Cross-Border Mergers Regulations and a "merger by acquisition" for the purposes of the Irish Cross-Border Mergers Regulations.  It will result in Northern Foods' assets and liabilities being transferred to Greencore by order of the Irish High Court and Northern Foods Shareholders receiving New Greencore Shares in consideration for this transfer, on the basis of the Exchange Ratio.

Following completion of the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in Ireland, with its registered and corporate head office in Dublin and its UK operational centre in Yorkshire. Essenta Foods will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling.  Essenta Foods will not retain Greencore’s existing listing on the Irish Stock Exchange, and accordingly Greencore intends to seek cancellation of this listing with effect from the date of completion of the Merger.  In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules. Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect on completion of the Merger. It is expected that Essenta Foods will have a March financial year end and will report on the basis of a 52/53 week financial year in pounds sterling.

This document comprises the Northern Foods directors' report in respect of the Merger, prepared in accordance with regulation 8 of UK Cross-Border Mergers Regulations. Copies of the this report have been filed at the UK High Court and with the Registrar of Companies in England and Wales and are available for inspection by Northern Foods Shareholders and employees at Northern Foods' registered office at 2180 Century Way, Thorpe Park, Leeds, West Yorkshire LS15 8ZB.

2.	Definitions

In this report the following defined terms shall have the meanings ascribed to them hereto:

"Alternative Transaction"
means, in relation to either of Northern Foods or Greencore (each a "Party"), any offer, scheme of arrangement, merger or other business combination, or similar transaction which is proposed by a third party which is not acting in concert with the other Party,

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including any revisions thereof, and the purpose of which is to enable that third party (or any other person) to acquire, directly or indirectly (including through a subscription for new shares), all or a significant proportion (being 30 per cent. or more when aggregated with the shares already held by the third party and anybody acting in concert with that third party) of the share capital of that Party, or any arrangement or transaction classified as a class one transaction under the Listing Rules or any other similar arrangement or similar transaction or series of the same which is materially inconsistent with the implementation of the Merger;

"Announcement"	means the announcement of the Merger published jointly by Greencore and Northern Foods on 17 November 2010;

"Board"	means board of directors;

"Common Terms of Merger"	means the common draft terms of the Merger prepared in accordance with regulation 7 of the UK Cross-Border Mergers Regulations and regulation 5 of the Irish Cross-Border Mergers Regulations;

"Combined Group"	means the combined Wider Northern Foods Group and Wider Greencore Group;

"Effective Date"	means the date on which the Merger becomes effective, being the date specified in the Order in accordance with Regulation 14(4) of the Irish Cross-Border Mergers Regulations;

"Effective Time"	means the time on the Effective Date at which the Merger becomes effective, being the time specified in the Order in accordance with Regulation 14(4) of the Irish Cross-Border Mergers Regulations;

"Essenta Foods"	means Greencore, to be renamed Essenta Foods plc following completion of the Merger;

"European Cross-Border Mergers Directive"	means the Directive on Cross-Border Mergers of Limited Liability Companies (2005/56/EC);

"Exchange Ratio"	means 0.4479 of a New Greencore Share for every Northern Foods Share

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"Greencore"	means Greencore Group plc;

"Greencore Group"	means Greencore and its Subsidiary Undertakings;

"Greencore Shareholder Document"
means the circular sent (or made available) to Greencore Shareholders in connection with the proposed Merger which will include, inter alia, the Common Terms of Merger and the Greencore Directors' Report;

"Greencore Shareholder Meeting"	means the extraordinary general meeting of Greencore Shareholders to be convened to approve the Merger;

"Greencore Shareholders"	means the holders of Greencore Shares from time to time;

"Greencore Shares"	means ordinary shares in the capital of Greencore (including, where the context requires, the New Greencore Shares);

"Implementation Agreement"	means the implementation agreement entered into between Greencore and Northern Foods on 17 November 2010, details of which are set out herein;

"Irish Cross-Border Mergers Regulations"	means the European Communities (Cross-Border Mergers) Regulations 2008 which implements the European Cross-Border Mergers Directive within the Republic of Ireland;

"Irish Financial Regulator"	means the Central Bank of Ireland;

"Irish High Court"	means the High Court in the Republic of Ireland;

"Listing Rules"	means the listing rules and regulations made by the UKLA under the Financial Services and Markets Act 2000, as amended from time to time;

"London Stock Exchange"	means the London Stock Exchange plc or its successor(s);

"Merger"
means the merger of Greencore and Northern Foods to be effected by way of a "merger by acquisition" pursuant to the provisions of the Irish Cross-Border Mergers Regulations and by way of a "merger by absorption" pursuant to the provisions of the UK Cross Border Mergers Regulations;

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"Merger Record Time"	means 6.00 p.m. on the Business Day before the Effective Date;

"New Greencore Shares"	means the new Greencore Shares to be issued to Northern Foods Shareholders pursuant to the terms of the Merger;

"Northern Foods"	means Northern Foods plc;

"Northern Foods Directors"	means the directors of Northern Foods;

"Northern Foods General Meeting"
means, to the extent Northern Foods and Greencore agree that such a meeting is required, any general meeting of Northern Foods Shareholders to be convened to consider and if thought fit approve any matters necessary or desirable to implement and effect the Merger;

"Northern Foods Shareholders"	means the holders of Northern Foods Shares from time to time;

"Northern Foods Shareholder Document"	means the document to be sent to Northern Foods Shareholders in connection with the proposed Merger which will include, inter alia, the Common Terms of Merger and this Directors' Report;

"Northern Foods Shareholders Meeting"	means the meeting of Northern Foods Shareholders to be convened by the UK High Court pursuant to the UK Cross-Border Mergers Regulations;

"Northern Foods Shares"	means ordinary shares in the capital of Northern Foods;

"Northern Foods Share Schemes"
means any of (a) the Northern Foods Savings-Related Share Option Scheme 2007; (b) the Irish Savings-Related Share Option Scheme  2007; (c) the Northern Foods Long Term Incentive Plan 1997; (d) the Northern Foods Share Option Plan 2004; (e) the Northern Foods Performance Share Plan 2007; (f) the Share Award Agreement 2007 and (g) the Share Award Agreement 2009;

"Northern Foods Voting Record Time"
means the time and date by reference to which the entitlement of Northern Foods Shareholders to vote on the Merger will be determined, which shall be fixed by the UK Court but which is expected to be 6.00 p.m. on the day that is two days before the date of the Northern Foods Shareholders Meeting or, if the Northern Foods

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Shareholders Meeting is adjourned, 6.00 p.m. on the day that is two days before the date of such adjourned Northern Foods Shareholders Meeting;

"Official List"	means the official list maintained by the UKLA;

"Order"
means the order of the Irish High Court pursuant to Regulation 14(1) of the Irish Cross-Border Mergers Regulations confirming scrutiny of the legality of the Merger as regards that part of the procedure which concerns the completion of the Merger;

"Overseas Shareholder"
means a holder of Northern Foods Shares who is a citizen, resident or national of any jurisdiction outside the Republic of Ireland or the United Kingdom or holding Northern Foods Shares on behalf of a person who is a citizen, resident or national of any jurisdiction outside the Republic of Ireland or the United Kingdom;

"Subsidiary Undertaking"	(a)	in relation to Greencore, has the same meaning as in Regulation 4 of the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland; and

	(b)	in relation to Northern Foods, has the same meaning as in section 1162 of the Companies Act 2006;

"UK Cross-Border Mergers Regulations"	means the Companies (Cross-Border Mergers) Regulations 2007 which implement the European Cross-Border Mergers Directive within the United Kingdom;

"UK High Court"	means the High Court of Justice in England and Wales;

UKLA	means the UK Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"Wider Greencore Group"
means Greencore and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Greencore and such undertakings (aggregating their interests) have a significant interest; and

"Wider Northern Foods Group"	means Northern Foods and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Northern Foods and such undertakings

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(aggregating their interests) have a significant interest.

3.	The Merger

The Merger will involve the combination of the businesses, assets and liabilities of Greencore and Northern Foods to create Essenta Foods.

If the Merger becomes effective, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held by them. On this basis, Greencore Shareholders and Northern Foods Shareholders will each hold approximately 50% of the enlarged, fully diluted, share capital of the Combined Group, with Greencore being renamed Essenta Foods upon the Merger completing.

The Merger is subject to terms and conditions which are set out in full in the Announcement.  Amongst other matters, the Merger is conditional on:

•	the approval by the requisite majorities of the Northern Foods Shareholders and Greencore Shareholders;

•	the Irish High Court certifying that Greencore has complied with the pre-merger requirements under the Irish Cross-Border Mergers Regulations;

•	the UK High Court certifying that Northern Foods has complied with the pre-merger requirements under the UK Cross-Border Mergers Regulations;

•
the UK Office of Fair Trading indicating (in terms reasonably satisfactory to Greencore and Northern Foods) that it does not intend to refer the proposed Merger or any related matter to the Competition Commission and the deadline for appealing the relevant decision to the Competition Appeal Tribunal having expired with no appeal having been lodged beforehand;

•
the Irish Competition Authority determining that the Merger may be put into effect (or, as the case may be, not determining to the contrary within the relevant statutory time periods) in accordance with the provisions of the Irish Competition Act;

•
a prospectus being issued by Greencore and approved by the Irish Financial Regulator or the UKLA, as the case may be, and, if  necessary, the UKLA confirming receipt of a certificate from the Irish Financial Regulator verifying that the Prospectus has been drawn up in accordance with the relevant provisions of the Prospectus Directive (Directive 2003/71/EC);

•
the UKLA having agreed to admit the New Greencore Shares to listing on the premium segment of the Official List and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the UKLA agreeing in advance to admit shares to listing and the formal agreement to admit shares to listing is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger this

17 November 2010

Condition will be satisfied following an acknowledgement by the UKLA following its listing hearing that the New Greencore Shares will be admitted to listing subject to the fulfilment of certain conditions;

•
the London Stock Exchange having agreed to admit the New Greencore Shares to trading on the main market for listed securities and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the London Stock Exchange agreeing in advance to admit shares to trading and the formal agreement to admit shares to trading is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger, this condition will be satisfied following an acknowledgement by the London Stock Exchange, following its listing hearing, that the New Greencore Shares will be admitted to trading subject only to the Merger becoming effective and the New Greencore Shares being allotted;

•	the conditions that are not otherwise identified above being satisfied or waived on or before the Irish High Court approving the completion of the Merger; and

•	the Irish High Court approving the completion of the Merger.

Application will be made to the UKLA for the New Greencore Shares to be admitted to the Official List and to the London Stock Exchange for the New Greencore Shares to be admitted to trading on the London Stock Exchange's market for listed securities.  It is expected that admission will become effective and that dealings for normal settlement in New Greencore Shares will shortly follow the date on which the Merger becomes effective in accordance with the approval of the Irish High Court.

The New Greencore Shares will, when issued, be fully paid and rank pari passu in all respects with the existing Greencore shares, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Essenta Foods. In the event that Greencore puts in place, with effect from or after the Effective Date, a dividend access scheme or any similar scheme which allows certain Greencore Shareholders to elect not to receive dividends or other distributions from Greencore in exchange for being granted an entitlement to receive an amount equivalent to any dividend or distribution declared, made or paid by Greencore from another member of the Greencore Group without deduction for Irish withholding tax, the ranking and right to dividends and other distributions of New Greencore Shares issued pursuant to the Merger may be affected to the extent that any person holding such New Greencore Shares who is so entitled makes such an election pursuant to such a scheme.

The Merger will be governed by Irish law and English law and will be subject to the jurisdiction of the Irish courts and the English courts.  The Merger will be subject to the applicable requirements of the UK's City Code on Takeovers and Mergers, the UK's Panel on Takeovers and Mergers, the Irish Takeover Panel, the London Stock Exchange, the UKLA, the Irish Stock Exchange and the Irish Financial Regulator.

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4.	Legal grounds for the Merger

Background

This document has been drawn up in accordance with the UK Cross-Border Mergers Regulations.  The UK Cross-Border Mergers Regulations and the Irish Cross-Border Mergers Regulations implement the European Cross-Border Mergers Directive. The European Cross-Border Mergers Directive facilitates mergers of companies incorporated in different European Union or European Economic Area member states.

The Merger will be carried out as a "merger by absorption" for the purposes of the UK Cross-Border Mergers Regulations and a "merger by acquisition" for the purposes of the Irish Cross-Border Mergers Regulations.

Conditions under the UK Cross-Border Mergers Regulations and the Irish Cross-Border Mergers Regulations

Under the UK Cross-Border Mergers Regulations and the Irish Cross-Border Mergers Regulations, Northern Foods and Greencore must meet certain conditions before the Merger can occur.  Northern Foods and Greencore must draw up Common Terms of Merger and each of them is required to prepare a directors’ explanatory report. Subject to the confirmation of the Irish High Court, an independent expert’s report is also being prepared by Ernst & Young Chartered Accountants (a partnership organised under the Laws of Ireland) for Greencore and Northern Foods.

In the UK, Northern Foods is obliged to deliver the Common Terms of Merger and a copy of the court order convening a meeting of members, together with a notice in the prescribed form, to the UK Registrar of Companies. Notice of delivery of these documents to the UK Registrar of Companies must be published in the Gazette. In Ireland, Greencore is obliged to deliver the Common Terms of Merger, together with a notice in the prescribed form, to the Irish Registrar of Companies. Notice of delivery of these documents to the Irish Registrar of Companies must be published in two national newspapers in Ireland and the Irish Companies Registration Office Gazette.

The proposal to effect the Merger will be put to the Northern Foods Shareholders for approval at the Northern Foods Shareholder Meeting, as required by the UK Cross-Border Mergers Regulations, and to the Greencore Shareholders for approval at a Greencore Shareholder Meeting, as required by the Irish Cross-Border Mergers Regulations.

Once Northern Foods has complied with the conditions applicable to it, it must apply to the UK High Court for a pre-merger certificate confirming compliance with these conditions. Once Greencore has complied with the conditions applicable to it, it must apply to the Irish High Court for the issue of a similar pre-merger certificate.

Pursuant to Article 12 of the European Cross-Border Mergers Directive, the effectiveness of a cross-border merger is determined by the national law that is applicable to the surviving company. Accordingly, the effectiveness of the Merger is governed by Irish law because the surviving

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company (Greencore, which will be renamed as Essenta Foods upon completion of the Merger) is a limited liability company incorporated under Irish law. Following issue of the pre-merger certificates referred to above, Greencore and Northern Foods must apply to the Irish High Court for an order setting the Effective Date. The Merger therefore becomes effective on the date specified in the order made by the Irish High Court pursuant to regulation 14(4) of the Irish Cross-Border Mergers Regulations.

Effectiveness of the Merger

The granting of a court order by the Irish High Court approving the Merger has the effect that the business of Northern Foods, including all its assets and liabilities on the Effective Date, will be transferred to Greencore by operation of law in accordance with regulation 19 of the Irish Regulations and Article 14 of the European Cross-Border Mergers Directive.

As a matter of law, on the Effective Date, the consequences of the Merger will be that:

•	at the Effective Time, all of the assets and liabilities of Northern Foods will be transferred to Greencore;

•	at the Effective Time, the rights and obligations arising from the contracts of employment of Northern Foods will be transferred to Greencore;

•
each Northern Foods Shareholder whose name appears in the register of members of Northern Foods at the Merger Record Time will receive 0.4479 of a New Greencore Share for every Northern Foods Share held at the Merger Record Time, subject to the terms and conditions set out in the Common Terms of Merger;

•	Northern Foods will be dissolved without going into liquidation;

•	at the Effective Time, all legal proceedings pending by or against Northern Foods will be continued with the substitution of Greencore for Northern Foods as a party;

•
at the Effective Time, every contract, agreement or instrument to which Northern Foods is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, will be construed and have effect as if:

•	Greencore had been a party thereto instead of Northern Foods,

•	for any reference (however worded and whether express or implied) to Northern Foods there were substituted a reference to Greencore, and

•
any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of Northern Foods, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of Greencore or to such director, officer, representative or employee of Greencore as Greencore nominates for that purpose or, in default of nomination, to the director, officer, representative

17 November 2010

or employee of Greencore who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee; and

•
at the Effective Time, every contract, agreement or instrument to which Northern Foods is a party will become a contract, agreement or instrument between Greencore and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between Northern Foods and the counterparty, and any money due and owing (or payable) by or to Northern Foods under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to Greencore instead of Northern Foods.

5.	Economic grounds for the Merger

The Merger will bring together two established convenience food companies to create a significant operator in the UK convenience food sector. Following the successful restructurings of the respective businesses and significant progress made in improving their operating performance and strength of their balance sheets, the Boards of Greencore and Northern Foods believe that they are in a strong position from which to combine their respective businesses and create a convenience foods business with combined annual sales of approximately £1.7 billion.

Greencore and Northern Foods have long track records of operating successfully in the UK convenience food sector. Both companies recognise the importance of delivering high quality products, continued innovation, maintaining strong standards of service and improving efficiency.

Strong combined portfolio and assets - enhanced investment capability

The Boards of Greencore and Northern Foods believe that the Merger will:

•	combine two highly complementary UK businesses to create a business with a well balanced product portfolio and an attractive customer base which includes all major UK food retailers;

•	create a substantial operator in two of the most attractive convenience food categories:

o	food-to-go: including sandwiches, salads and sushi; and

o	chilled ready meals;

•	combine significant positions in the UK in the manufacture of quiches, pies, chilled sauces and soups, private label cooking sauces and selected cakes and desserts segments;

•
create a portfolio including strong brands in biscuits (Fox's), frozen pizza (Goodfella's) and selected Irish frozen brands (Donegal Catch and Green Isle) and licences to manufacture brands including Weight Watchers; and

•	offer the potential of growth in the US on the back of Greencore’s US chilled prepared food business.

17 November 2010

Greencore and Northern Foods have invested significantly in their respective businesses in recent years. The Combined Group will have a high quality asset base through the UK, Ireland and the US with 33 facilities in the UK, 8 facilities in Ireland and 2 facilities in the US.  The Boards of Greencore and Northern Foods believe that the Merger will provide the platform to support continued investment in innovation for the benefit of both customers and shareholders.

Blue-chip customer base

The Boards of Greencore and Northern Foods expect the Merger will:

•
combine broad customer bases with strong relationships - the customer bases of Northern Foods and Greencore are highly complementary, with minimal customer overlap in the key growth categories of food to go and chilled ready meals; and

•
help deepen relationships with the Combined Group's key customers, while introducing new distribution channels to both businesses and providing opportunities to distribute a wider range of products into a broader customer base.

Synergies

The Boards of Greencore and Northern Foods believe that the Combined Group will be able to achieve annual cost synergies of approximately £40 million.1  These synergies are expected to comprise approximately £15 million from overhead cost savings, approximately £20 million from purchasing and supply chain improvements and approximately £5 million from financing and tax efficiencies.

The Boards of Greencore and Northern Foods believe that at least half of these synergies will be realised in the first 12 months after completion of the Merger, rising to approximately 90% in the second year after completion of the Merger with the full amount of synergies realised in the third year after completion of the Merger.  It is expected that realisation of these synergies will incur a one-off cash cost of approximately £45 million, of which approximately two-thirds would be incurred in the first 12 months after completion of the Merger, with the balance in the following year. Further details of the bases of calculations of these expected synergies are set out in the Appendix of this report.

In addition to these cost synergies, the Boards of Greencore and Northern Foods believe that the Merger will provide an opportunity to achieve certain revenue synergies through leveraging distribution channels, research and development capability, brands and product portfolios across the Combined Group.

1
These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or those achieved could be materially different from those estimated.  Neither this statement nor any other statement in this document should be construed as a profit forecast or interpreted to mean that Essenta Food's earnings in the first full year following the Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Greencore and/or Northern Foods for the relevant preceding financial period or any other period.

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Increased financial strength

Following the completion of the Merger, Essenta Foods will have a strong credit profile which will facilitate greater financial and strategic flexibility for the future.  Greencore and Northern Foods have together negotiated a £450 million 5 year bank revolving credit facility for the Combined Group to replace existing banking facilities.  This, together with the existing US private placement notes issued by Northern Foods and Greencore (which mature between 2012 and 2020), will form a strong capital structure for Essenta Foods in the future.

In addition, the proposed Essenta Foods expects to receive an investment grade issuer rating (BBB low with stable trend) from the DBRS rating agency which the Boards of Greencore and Northern Foods believe will allow the Combined Group to access a greater range of financing options going forward.

6.	The effects of the Merger for Northern Foods Shareholders

Exchange Ratio

Under the terms of the Merger, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held at the Merger Record Time. Upon the Merger becoming effective Northern Foods will be dissolved and Northern Foods Shareholders will cease to have any interest in Northern Foods.

No fraction of a New Greencore Share shall be allotted to any holder of Northern Foods Shares, but all fractions to which holders of Northern Foods Shares would otherwise have been entitled shall be aggregated and sold in the market as soon as practicable following the Effective Date and the net proceeds of sale shall be retained for the benefit of Greencore. Northern Foods Shares which are held by Northern Foods Shareholders who, at the Merger Record Time, hold one or two Northern Foods Shares will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of such Northern Foods Shareholders at the best price which can reasonably be obtained at the time of sale and the gross proceeds of such sale shall be paid to such Northern Foods Shareholders pro rata to their respective holdings (without any deduction for any costs or expenses of sale).  None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale. Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods' articles of association prior to the Merger Record Time to facilitate such arrangements.

Shareholder Approvals

The Merger will require the approval of Northern Foods Shareholders at the Northern Foods Shareholders Meeting, which will be held at a date to be determined by the UK Court and which is expected to be in January 2011. In addition, certain ancillary matters relating to the Merger will

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require the approval of Northern Foods Shareholders at the Northern Foods General Meeting, which will be convened on the same date as the Northern Foods Shareholders Meeting.

Notices of the Northern Foods Shareholders Meeting and the Northern Foods General Meeting will be sent to Northern Foods Shareholders in due course.

Entitlement to attend and vote at the Northern Foods Shareholders Meeting and the Northern Foods General Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of Northern Foods at the Northern Foods Voting Record Time.  All Northern Foods Shareholders whose names appear on the register of members of Northern Foods at the Northern Foods Voting Record Time, shall be entitled to attend and speak and vote at the relevant meeting in respect of the number of Northern Foods Shares registered in their name at the relevant time.

The Northern Foods Shareholders Meeting will be held at the direction of the Court for the purpose of enabling Northern Foods Shareholders to consider and, if thought fit, approve the Merger.  The Merger will not become effective unless it is approved by Northern Foods Shareholders at the Northern Foods Shareholders Meeting by the requisite statutory majority.

At the Northern Foods Shareholders Meeting, voting will be by poll and each Northern Foods Shareholder present in person or by proxy will be entitled to one vote for each Northern Foods Share held at the Northern Foods Voting Record Time.  In order for the Merger to be approved at the Northern Foods Shareholder Meeting, those voting to approve the Merger must:

(a)	represent a simple majority in number of those Northern Foods Shareholders present and voting in person or by proxy; and

(b)	represent not less than three-quarters in nominal value of the Northern Foods Shares held by those Northern Foods Shareholders present and voting in person or by proxy.

Northern Foods Shares which are held by or on behalf of Greencore or any member of the Greencore Group will not be entitled to be voted at the Northern Foods Shareholders Meeting.

At the Northern Foods Shareholders Meeting, it is particularly important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Northern Foods Shareholder opinion.  Northern Foods Shareholders are therefore strongly urged to sign and return their Forms of Proxy in respect of the Northern Foods Shareholder Meeting as soon as possible after they are despatched.

The Northern Foods General Meeting is being held for the purpose of enabling Northern Foods Shareholders to consider and, if thought fit, approve certain amendments to the articles of association of Northern Foods which are intended to ensure that the Merger is conducted in a manner which is consistent with certain overseas securities laws and to ensure that appropriate arrangements are put in place for Northern Foods Shareholders who would, by virtue of their holding of Northern Foods Shares, only be entitled to receive a fraction of a New Greencore Share and whose entitlement would therefore otherwise be rounded down to zero. At the Northern Foods General Meeting, voting will be by poll and each Northern Foods Shareholder present in person or

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by proxy will be entitled to one vote for each Northern Foods Share held at the Northern Foods Voting Record Time.  The Merger will be conditional on the resolutions proposed at the Northern Foods General Meeting being approved by the requisite majorities.

Overseas shareholders

If, in respect of any Overseas Shareholder (or any person whom Greencore or Northern Foods reasonably believes to be an Overseas Shareholder), Greencore and/or Northern Foods is advised that the allotment and/or the issue of New Greencore Shares would or might infringe the laws of any jurisdiction outside Ireland or the United Kingdom or would or might require Greencore and/or Northern Foods to obtain any governmental or other consent or effect any registration, filing or other formality with which Greencore and/or Northern Foods is unable to comply or compliance with which Greencore and/or Northern Foods regards as unduly onerous or, in either case, Greencore and/or Northern Foods considers that to determine the same is not possible or is a matter which Greencore and/or Northern Foods regards as unduly onerous or disproportionate given the number of Northern Foods Shareholders resident or domiciled in that jurisdiction, then Greencore and Northern Foods reserve the right to procure that immediately prior to the Merger Record Time, Northern Foods Shares which are held by any such Northern Foods Shareholders will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on behalf of such Overseas Shareholders on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the proceeds of such sale shall (after the deduction of all expenses and commissions but (for the avoidance of doubt) without any deduction for amounts in respect of value added tax (if any) or stamp duty payable in respect of such sale by the purchaser of such New Greencore Shares) be paid to such Overseas Shareholder.  None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale.

Dividends and dividend policy

Northern Foods Shareholders who are on the register of Northern Foods on 7 January 2011 will be entitled to receive and retain the Northern Foods interim dividend of 1.55 pence per Northern Foods Share announced on 9 November 2010 in respect of the first six months of the financial year ending 2 April 2011. It is also anticipated that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods Shareholders and Greencore Shareholders on the respective Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends.

Following completion of the Merger, it is expected that Essenta Foods will maintain a progressive dividend policy and target a dividend cover ratio of 2.0 to 2.5 times calculated on an adjusted earnings per share basis.2 It is intended that Essenta Foods will have a March financial year end

2
For these purposes, “adjusted earnings per share” is the adjusted profit attributable to the ordinary shareholders of Essenta Foods divided by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Essenta Foods and held as treasury shares and certain shares held in trust.  Adjusted profit is profit adjusted for items which in management’s

17 November 2010

and will report on the basis of a 52-53 week financial year in pounds sterling.  Dividends will be available for payment in pounds sterling or euro.  Accordingly, it is expected that the interim and final dividends of Essenta Foods will be paid in April and September, respectively. Assuming that the Merger will be completed by the end of March 2011 a dividend would (subject to the usual considerations), therefore be paid by Essenta Foods to all Essenta Foods shareholders in September 2011.

7.	The effects of the Merger for Northern Foods Creditors

Pursuant to regulation 19(1) of the Irish Cross Border Mergers Regulation, upon the Merger becoming effective all assets and liabilities of Northern Foods will be transferred by operation of law to Greencore. Assets and liabilities of Northern Foods' existing subsidiaries will not be so transferred, but will remain assets and liabilities of the relevant Northern Foods subsidiaries, which will become subsidiaries of the Combined Group.

As at the date of this report, Northern Foods is not unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 and the Board of Northern Foods believes that, upon the Merger becoming effective, the Combined Group will not be unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 or equivalent Irish legislation and that creditors of Northern Foods on the Effective Date will not be prejudiced as a result of the Merger.

Greencore and Northern Foods have together negotiated £450 million 5 year bank revolving credit facility for the Combined Group to replace existing banking facilities.  This, together with the existing US private placement notes issued by Northern Foods and Greencore, will form a strong capital structure for Essenta Foods in the future. In addition, Essenta Foods expects to receive an investment grade issuer rating (BBB low with stable trend) from the DBRS rating agency which the Boards of Greencore and Northern Foods believe will allow the Combined Group to access a range of financing options going forward.

Northern Foods does not have any debenture holders who are relevant for consideration pursuant to Regulation 8(3) of the UK Cross-Border Merger Regulations.

8.	The effects of the Merger for Northern Foods employees

It is intended that the employment of all persons employed by Northern Foods will be transferred to Convenience Foods Limited or another subsidiary of Northern Foods prior to the Merger becoming effective. Assuming that such transfer is completed, all employees of the Northern Foods Group will be employed by subsidiaries of Northern Foods at the time the Merger becomes effective and the terms and conditions of their employment will not be affected by the Merger. In the event that such transfer is not completed, the rights and obligations of any employees of Northern Foods at the Effective Time will be transferred by operation of law to Greencore.

The Boards of Greencore and Northern Foods attribute great importance to the expertise of their respective management teams and employees.

judgment are considered to be exceptional in nature and certain other items including but not limited to amortisation of fair value accounts related items.

17 November 2010

Upon completion of the Merger, the management teams of Greencore and Northern Foods will be combined in order to obtain the maximum benefit from their skills and experience.

The Boards of Greencore and Northern Foods recognise that in order to achieve the planned benefits of the Merger some operational restructuring will be required following completion of the Merger, which is likely to lead to some redundancies where the businesses have overlapping functions or where this would otherwise improve efficiency. However, no decisions will be taken regarding any redundancies until a business review has been undertaken following completion of the Merger and appropriate consultation with employee representatives have occurred. The Boards of Greencore and Northern Foods have confirmed to each other that, following the completion of the Merger, the existing employment rights of all employees of both the Greencore and Northern Foods groups will be fully safeguarded and any employee consultation requirements will be complied with.

The Merger will affect share options and incentive awards granted under the Northern Foods Share Schemes. The rules of the Northern Foods Share Schemes will be amended so that awards will vest or options may be exercised on approval of the Merger by the Irish High Court, subject to the achievement of applicable performance conditions. Participants in the Northern Foods Performance Share Plan 2007 will be given the opportunity to exchange their awards for equivalent awards granted by Greencore. Participants in the Northern Foods Share Schemes will be contacted in mid-December regarding the effect of the Merger on their rights.

The Board of Northern Foods have reached agreement with the trustees of Northern Foods' primary UK defined benefit schemes, the Northern Foods Pension Scheme and the Northern Foods Pension Builder Scheme, which is subject to completion of the transaction, and have entered into a memorandum of understanding regarding a new funding agreement which would to result in past service deficit contributions to the Northern Foods Pension Scheme of £15 million per annum, commencing within 30 days of the Merger and the last payment being made in April 2021.  Subsequent to this, the next valuation agreed with the trustees will be as of 31 March 2013.

The Merger itself will have no direct effect on pensions accruals for members of the Northern Foods or Greencore pension schemes. Any proposal by Northern Foods or the Combined Group to review pension provisions going forward (whether before or after the Merger) would be the subject of a separate consultation exercise as and where required by local law.

Northern Foods does not currently have a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive) and neither it nor Greencore is not required to make arrangements for the participation of employees pursuant to Part 3 of the Irish Cross-Border Mergers Regulations. Northern Foods and Greencore do not intend to introduce a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive) for Greencore upon the Merger becoming effective.

17 November 2010

9.	Material interests of Northern Foods Directors and the effect of the Merger on those interests

As at 17 November 2010 the Northern Foods Directors held the following interests in Northern Foods Shares:

Director	Northern Foods Shares (number)	Northern Foods Shares (percentage of Northern Foods share capital)

Anthony Hobson	30,000	0.01%
Stefan Barden	2,237,917	0.48%
Simon Herrick	-	-
Tony Illsley	-	-
David Nish	10,000	0.01%
Orna Ni-Chionna	25,000	0.01%
Sandra Turner	-	-

In addition, as at 17 November 2010 Stefan Barden was interested in 4,394,624 Northern Foods shares and Simon Herrick was interested in 1,187,935 Northern Foods Shares, in each case under the terms of Northern Foods Share Schemes. Subject to the Merger becoming effective, Mr. Barden and Mr. Herrick's interests in Northern Foods Shares under the terms of the Northern Foods Share Schemes will be dealt with in accordance with the proposals set out in section 8 of this report on the same terms as other optionholders.

All of the Northern Foods Directors have irrevocably undertaken to vote in favour of the Merger at the Northern Foods Shareholders’ Meeting and to vote in favour of the resolutions to be tabled at the Northern Foods General Meeting, and the Northern Foods Directors who hold Northern Foods Shares will participate in the Merger on the same terms as other shareholders.

It has been agreed that Anthony Hobson will become Chairman and Simon Herrick will become Chief Financial Officer of Essenta Foods upon the Merger becoming effective. In addition, Tony Illsley, David Nish and Sandra Turner will join the Board of Essenta Foods as non-executive directors upon the Merger becoming effective. Pursuant to the provisions of the Irish Cross-Border Merger Regulations the rights and obligations of each of Anthony Hobson, Simon Herrick, Tony Illsley, David Nish and Sandra Turner under their respective service agreements or letters of appointment with Northern Foods will automatically be transferred to Essenta Foods upon the Merger becoming effective and there will be no change to the terms and conditions of their employment or appointment as a consequence of the Merger.

17 November 2010

To the extent that immediately prior to the Effective Time there remains on the Northern Foods Board any director other than Anthony Hobson, Simon Herrick, Tony Illsley, David Nish and Sandra Turner, such director will cease to be a director of Northern Foods with effect from the Effective Time.

Save as set out above, none of the Northern Foods Directors have any material interests relevant to the Merger.

10.	Implementation Agreement

Northern Foods and Greencore have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Merger and related matters in accordance with an agreed indicative timetable. It contains certain assurances and confirmations between the parties, including provisions to implement the Merger and to achieve satisfaction of the Merger on a timely basis and undertakings regarding the conduct of the Northern Foods Group and the Greencore Group prior to the completion of the Merger.

Northern Foods and Greencore have agreed that, following the approval of the Merger and certain matters relating to its implementation by Northern Foods Shareholders (at the Northern Foods Shareholders Meeting and the Northern Foods General Meeting) and Greencore Shareholders (at the Greencore Shareholders Meeting), they will waive all Conditions then outstanding other than the Conditions set out in paragraphs 1.1(d), (e) and (f) and 1.2(a), (b), (c),(d) and (e) of Appendix 1 to this announcement. However, neither Greencore nor Northern Foods shall be under any such obligation to the extent that the UK Panel has, prior to that time, consented to the invoking of a Condition so as to allow the withdrawal or lapse of the Merger.

The Implementation Agreement terminates in certain circumstances, including:

•
upon service of a written notice by Greencore on Northern Foods if Northern Foods' directors do not recommend the Merger to the Northern Foods Shareholders in the Northern Foods Shareholder Document or if the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Greencore;

•
upon service of a written notice by Northern Foods on Greencore if Greencore's directors do not recommend the Merger to the Greencore Shareholders in the Greencore Shareholder Document or if the Greencore Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Northern Foods;

•
if certain other transactions (being, broadly, competing transactions which are materially inconsistent with the implementation of the Merger) become or are declared wholly unconditional, become effective or are otherwise completed; or

•	if the Merger has not become effective by 30 September 2011.

The Implementation Agreement includes a mutual break fee of £1,834,600, which would be payable:

•	by Greencore if:

17 November 2010

o
(i) the Greencore Shareholder Document does not contain the recommendation of the Greencore Board; or (ii) the Greencore Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Northern Foods and the Merger fails to complete; or

o
an Alternative Transaction (as such term is described in the Announcement) in relation to Greencore is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed; or

•	by Northern Foods if:

o
(i) the Northern Foods Shareholder Document does not contain the recommendation of the Northern Foods Board or (ii) the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Greencore and the Merger fails to complete; or

o
an Alternative Transaction in relation to Northern Foods is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed.

Both Northern Foods and Greencore have agreed that they will not (and will procure that certain other related persons will not) directly or indirectly:

•	solicit or initiate any enquiries, proposals or approaches from any person in respect of any Alternative Transaction; or

•
enter into or continue or participate in any communications, discussions, negotiations, correspondence or arrangement relating to any Alternative Transaction or which are reasonably likely to lead to an Alternative Transaction, save where necessary to ensure compliance with their fiduciary duties in response to an unsolicited approach relating to an Alternative Transaction; or

•
provide any information to any third party in connection with an Alternative Transaction which has not already been provided to the other party and if Northern Foods or Greencore receives a request for information in connection with any Alternative Transaction, they shall notify the other party, providing details of the information request and only provide further information to the third party than that previously provided to the other party in the context of the Merger if the other party so consents. Both Northern Foods and Greencore shall notify the other party if it receives any approach from a third party regarding any Alternative Transaction. It shall also provide the other party with the material terms of that approach (being the consideration, the form of the consideration, timetable, conditionality and the identity of the interested parties involved) and shall keep the other party informed as to the progress of that Alternative Transaction as promptly as reasonably practicable. Further details of the Implementation Agreement will be set out in the formal documentation sent to Greencore Shareholders and Northern Foods Shareholders in connection with the Merger.

17 November 2010

11.	Availability of this report

A copy of this report will be available for inspection by members and employees of Northern Foods at Northern Foods' registered office at 2180 Century Way, Thorpe Park, Leeds, LS15 8ZB until the conclusion of the Northern Foods Shareholders Meeting. Members and employees of Northern Foods may request a written copy of this report free of charge by writing to the Company Secretary at the above address.

For and on behalf of Northern Foods plc

17 November 2010

Appendix

Sources and bases

In this report

1.	Unless otherwise stated:

•	financial information relating to the Greencore Group has been extracted or derived (without any adjustment) from the Preliminary Statement of Results for the year ended 24 September 2010; and

•	financial information relating to the Northern Foods Group has been extracted or derived (without any adjustment) from the Consolidated Financial Statements for the 53 week period ended 3 April 2010.

2.
The combined sales figure of £1.7 billion is calculated by aggregating Northern Foods sales of £977.0 million for the 53 week period ended 3 April 2010 (extracted without material adjustment from Northern Foods’ Annual Report and consolidated financial statements in respect of that period) and Greencore continuing sales of £739.6 million for the financial year ended 24 September 2010 (being €856.0 million extracted without material adjustment from Greencore’s unaudited Preliminary Statement of Results for that period as translated at an exchange rate of €1.157 to £1, the average €/£ exchange rate for the period 26 September 2009 to 24 September 2010 used by Greencore in those results).

3.
The Exchange Ratio of 0.4479 of a New Greencore Share for every 1 Northern Foods Share has been calculated to provide, on the basis of the fully diluted share capitals of Northern Foods and Greencore (which have been determined in accordance with paragraphs 5 and 6 below), that the enlarged share capital of the Combined Group is attributable to Greencore Shareholders and Northern Foods Shareholders in approximately equal 50:50 proportions.

4.
As at the close of business on 16 November 2010, being the last business day prior to the date of the announcement of the Merger, Northern Foods had in issue 468,662,510 Northern Foods Shares and Greencore had in issue 207,756,857 Greencore Shares (in each case, excluding shares held in treasury).  The International Securities Identification Number (ISIN) for Northern Foods Shares is GB0006466089 and for Greencore Shares is IE0003864109.  The ISIN for the Greencore Shares represented by American Depositary Receipts is US3941811016.

5.	The fully diluted share capital of Northern Foods (being 468,662,510 Northern Foods Shares) is calculated on the basis of:

•	the number of issued Northern Foods Shares referred to in paragraph 4 above;

17 November 2010

•
any further Northern Foods Shares which may need to be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Northern Foods Share Schemes (based on an assessment of the likely vesting proportions of those options and awards), amounting in aggregate to 1,609,481 Northern Foods Shares; and

•
shares currently held in Northern Foods' employee trust, amounting in aggregate to 3,719,242 shares, being used to offset the 1,609,481 Northern Foods Shares which may be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Northern Foods Share Schemes.

6.	The fully diluted share capital of Greencore (being 209,930,532 Greencore Shares) is calculated on the basis of:

•	the number of issued Greencore Shares referred to in paragraph 4 above;

•
any further Greencore Shares which may need to be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Greencore Share Schemes (based on an assessment of the likely vesting proportions of those options and awards), amounting in aggregate to 4,074,398 Greencore Shares; and

•
shares currently held in Greencore’s employee trust, amounting in aggregate to 1,900,723 shares, being used to offset the 4,074,398 Greencore Shares which may be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Greencore Share Schemes.

7.
The evaluation of cost synergies has been jointly undertaken by a group of senior management and select operational management from both Greencore and Northern Foods.  Their cost saving assumptions are based on a detailed, bottom-up evaluation of the benefits available from elimination of duplicate activities, the leverage of combined scale economies and operational efficiencies arising from consolidation of procurement and activities within manufacturing facilities.  In determining the estimate of cost savings achievable through the combination of Greencore and Northern Foods, no savings relating to operations have been included where no overlap exists.  In evaluating the annual cost synergies that the Boards of Northern Foods and Greencore believe the Combined Group will be able to achieve, any additional cost savings that may be made from the removal of overhead costs from the standalone Northern Foods cost base as a result of Northern Foods’ previously announced restructuring have been disregarded